AMERICAN DEVELOPMENT &
INVESTMENT FUND, INC.
409 Brevard Avenue
P.O. Box 307
Cocoa, FL 32923-0307
Telephone  321.433.1136
Facsimile    321.406.0661

								August 14, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Raquel Howard			Filed via EDGAR


Re: 	Staff Comment Letter dated July 30, 2007
	American Development & Investment Fund, Inc.
	File No. 814-00721
	Form 10-K for the Fiscal Year Ended December 31, 2006,
      Filed March 30, 2007

Dear Ms. Howard:

      American Development & Investment Fund, Inc. (the Company) has received your letter dated July 30, 2007 regarding the referenced report on Form 10-K filed with the Commission on March 30, 2007. Your letter contains the following comments regarding the Form 10-K report:

1.	The Form 10-K as filed does not include balance sheets for the two most recent year end statements and statements of income, cash flows and stockholders equity for each of the three most recent years.

2.	The resignation of the Company?s former auditor at the completion of the audit for the fiscal year ended December 31, 2005 was reported on the Form 10-KSB filed by the Company on January 12, 2006, but was not reported on Item 4.01 of Form 8-K as required.

3.	The appointment of new auditors by the Company was reported on Form
10-Q filed on May 15, 2006, but was not reported on Item 4.01 of Form 8-K as required.

      In response, please be advised that the Company will include the necessary historical financial information as requested in its Form 10-K for the year ended December 31, 2007 and as required for the quarter ended June 30, 2007 and all subsequent quarters. This information was not included in the filed report because the Company had not yet engaged in any substantial business activity prior to 2006 and had not yet elected to be treated as a business development company for the year ended December 31, 2005, so the historical information was not deemed to be material. Also, please be advised that the Company will undertake to file the requested Form 8-K, containing all of the required Item 4.01(a) and 4.01(b) information regarding the change of Auditors. We expect to file this Form 8-K within ten days of the date of this letter.

   In connection with this response to the Staff comments, American Development & Investment Fund, Inc. acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Hipple

Robert Hipple
Acting President and General Counsel
American Development & Investment Fund, Inc.